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02022385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 6-7-02

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SEC MAIL PROCESSING RECEIVED MAY 28 2002 WASH. D.C. 152 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42766

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 59 Wall Street Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Milk Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linwood C. Downs, Treasurer 617 423 0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linwood C. Downs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 59 Wall Street Distributors Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DORIS F. WEED
Maine Notary Public
Commission Expires 03-20-2007

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
59 Wall Street Distributors, Inc.

In our opinion, the accompanying statement of financial condition of 59 Wall Street Distributors, Inc. (the "Company") and the related statements of operations, changes in stockholder's equity, and cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of the Company at March 31, 2002, and the results of its operations, its changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a wholly-owned subsidiary of Signature Financial Group, Inc. and as disclosed in Note 3 to the financial statements has extensive transactions with Signature Financial Group, Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 21, 2002

59 Wall Street Distributors, Inc.

(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Financial Statements and Supplementary Schedule Pursuant to Securities and Exchange Commission Rule 17a-5 as of March 31, 2002 and For the Year then Ended

59 Wall Street Distributors, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Financial Condition
March 31, 2002

Assets	
Cash	$ 7,717
Stockholder's Equity	
Common stock, $.01 par value	
Authorized 1,000 shares; 100 shares issued and outstanding	1
Additional paid-in-capital	14,100
Accumulated deficit	(6,384)
	$ 7,717

The accompanying notes are an integral part of these financial statements.

59 Wall Street Distributors, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Operations
For the Year Ended March 31, 2002

Revenue (Note 2)	$ -
Expenses	-
Net income (Note 3)	$ -

The accompanying notes are an integral part of these financial statements.

59 Wall Street Distributors, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Changes in Stockholder's Equity

	Shares outstanding	Common Stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at March 31, 2001	100	$ 1	$ 14,100	$ (6,384)	$ 7,717
Net income	-	-	-	-	-
Balance at March 31, 2002	100	$ 1	$ 14,100	$ (6,384)	$ 7,717

The accompanying notes are an integral part of these financial statements.

59 Wall Street Distributors, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities:	
Net income	$ -
Net cash provided by operating activities	-
Net increase in cash	-
Cash at beginning of year	7,717
Cash at end of year	$ 7,717

The accompanying notes are an integral part of these financial statements.

1. Description of the Business

59 Wall Street Distributors, Inc. (the "Company") was incorporated in Delaware on June 8, 1990 and is a wholly-owned subsidiary of Signature Financial Group, Inc. (the "Parent"). The Company provides distribution services for investment companies ("Funds") advised or otherwise sponsored by Brown Brothers Harriman & Co. ("BBH") and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934. In this capacity, the Company effects transactions as an agent in investment vehicles which are registered pursuant to the Investment Company Act of 1940.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Servicing Income
Because the Funds do not charge any sales or distribution fees, the Company does not earn any servicing income. The Parent receives compensation directly for its services from BBH.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated tax return of the Parent for both state and federal income tax reporting purposes. The Company has no formal tax sharing agreement with the Parent. The Company pays the Parent its net servicing income under a management contract (Note 3); accordingly, the Company has no taxable income and all federal and state income tax provisions are recorded on the books of the Parent.

3. Related Parties

The Company operates under a management contract with the Parent. The Parent provides all administrative services, office facilities and personnel necessary to provide the services which the Company contracts to provide, in exchange for all of the net income earned by the Company. The management fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital and Other Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $7,717 which was $2,717 in excess of its minimum required net capital of $5,000. The Company had no indebtedness at March 31, 2002.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(1) thereof.

59 Wall Street Distributors, Inc.
(A Wholly-Owned Subsidiary of Signature Financial Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
March 31, 2002 Schedule I

Stockholder's equity	$	7,717
Net capital		7,717
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	2,717
Aggregate indebtedness	$	-

Statement pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the unaudited Part II FOCUS report filed by the Company on April 22, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Supplementary Report of Independent Accountants on Internal Accounting Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
59 Wall Street Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of 59 Wall Street Distributors, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 21, 2002